UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road

Nad Al Sheba, Dubai

United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Amendment to Convertible Note Facility and Issuance of Second Note

As was previously reported, on July 15, 2026, Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”), a UAE-based, U.S.-listed company, entered into a securities purchase agreement (the “SPA”) with a certain institutional investor (the “Note Investor”), pursuant to which the Company agreed to issue and sell, and the Note Investor agreed to purchase, in multiple closings and subject to the satisfaction or waiver of certain closing conditions, a new series of senior convertible notes of the Company in an aggregate original principal amount of up to US$37.5 million (the “Notes”). The Notes are convertible into the Company’s Class B ordinary shares, par value US$0.002 per share, at a purchase price of US$920 per US$1,000 of principal amount.

On August 28, 2026, the Company and the Note Investor entered into an amendment to the SPA (the “Amendment,” and together with the SPA, the “Amended SPA”) to, among others, extend the deadline to provide notices of additional closings to November 30, 2026 and revise the Company’s obligations to shareholder approval in certain circumstances. Pursuant to the Amendment, the Note Investor also waived certain closing conditions for the second closing under the Amended SPA.

On the same day following the execution of the Amendment, the Company and the Note Investor consummated the second closing pursuant to the Amended SPA, pursuant to which the Company issued and sold to the Note Investor a Note in an aggregate principal amount of US$12.5 million (the “Second Note”) for an aggregate purchase price of US$11.5 million. The Second Note has a fixed conversion price of US$2.20 and will mature on August 28, 2028.

The issuance and sale of the Second Note was, and the issuance and sale of any other Notes and the Company’s Class B ordinary shares issuable upon conversion or otherwise pursuant to the terms of the Second Note will be, offered and issued in reliance on Section 4(a)(2) of the Securities Act of 1933 and Rule 506(b) of Regulation D promulgated thereunder or any other applicable exemptions from the registration requirements thereof.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Amendment and the form of the Second Note, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amendment to Securities Purchase Agreement by and between Robo.ai Inc. and the Note Investor dated August 28, 2026
99.2	Form of Second Note
99.3	Securities Purchase Agreement by and between Robo.ai Inc. and the Note Investor dated July 15, 2026 (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K/A (File No. 001-41559) furnished to the Securities and Exchange Commission on July 17, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: August 31, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer